SOLARMAX TECHNOLOGY, INC.

3080 12th Street

Riverside, California 92507

November 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	SolarMax Technology, Inc.
Registration Statement on Form S-1
File No. 333-266206

Ladies and Gentlemen:

SolarMax Technology, Inc., hereby withdraws its prior letter request dated November 9, 2023 for acceleration of effectiveness of the above referenced Registration Statement

Very truly yours,

/s/ David Hsu
David Hsu
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP